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                           May 2, 2024

       James Hayward
       Chairman, Chief Executive Officer and President
       APPLIED DNA SCIENCES INC
       50 Health Sciences Drive
       Stony Brook, New York 11790

                                                        Re: APPLIED DNA
SCIENCES INC
                                                            Registration
Statement on Form S-1
                                                            Filed April 24,
2024
                                                            File No. 333-278890

       Dear James Hayward:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Ansart at 202-551-4511 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Industrial Applications and

                           Services
       cc:                                              Todd Kornfeld